===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Final Amendment)

                             PANERA BREAD COMPANY
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                               $.0001 PAR VALUE
                        (Title of Class of Securities)

                            -----------------------

                                  050103 10 0
                                (Cusip Number)

                       Morgan Stanley Dean Witter & Co.
                              PG Investors, Inc.
                         Princes Gate Investors, L.P.
                      (Name of Persons Filing Statement)

                               Peter R. Vogelsang
                       Morgan Stanley Dean Witter & Co.
                           1585 Broadway, 36th Floor
                              New York, NY 10036
                            Tel No.: (212) 761-4000

                                with a copy to:

                               Paul R. Kingsley
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                            Tel No.: (212) 450-4000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 14, 1999
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: o

     Check the following box if a fee is being paid with this statement: o

===============================================================================

                                                SCHEDULE 13D

CUSIP No. 050103 10 0                                                           Page 2 of 7 Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgan Stanley Dean Witter & Co.
             36-3145972
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Inapplicable
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     -0-
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         150,000
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     -0-
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     150,000
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,000
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.39%
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

                                                   Page 2 of 7




                                                SCHEDULE 13D

CUSIP No. 050103 10 0                                                           Page 3 of 7 Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PG Investors, Inc.
             13-3642657
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Inapplicable
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     26,785
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         123,215
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     26,785
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     123,215
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,000
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.39%
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 3 of 7

                                                   Page 3 of 7




                                                SCHEDULE 13D

CUSIP No. 050103 10 0                                                           Page 4 of 7 Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Princess Gate Investors, L.P.
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Inapplicable
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     0
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         112,392
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     0
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     112,392
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             112,392
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.04%
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 4 of 7

                                                   Page 4 of 7

     The following information hereby amends and supplements the Report on
Schedule 13D, originally filed on January 3, 1994, as amended by Amendment No. 1 filed on August 5, 1996 (the "Schedule 13D"), with respect to shares of Common Stock, $.0001 par value (the "Shares") of Panera Bread Company (formerly known as Au Bon Pain Co., Inc.), a Delaware corporation (the "Company").

     Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1.  Security and Company.

     The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

     The principal executive offices of the Company are located at 7930 Big Bend Boulevard, Webster Groves, MO 63119.

   Item 2.  Identity and Background.

     The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

     All references to Morgan Stanley Group Inc. and MS Group in the Schedule 13D shall hereinafter be understood as references to Morgan Stanley Dean Witter & Co. and Morgan Stanley Dean Witter, respectively.

     The name, business address, present principal occupation or employment, and citizenship of each director and officer of Morgan Stanley Dean Witter and PGI Inc. is set forth on the amended and restated Schedule A (the "Amended Schedule A") attached hereto. All references to Schedule A in the Schedule 13D shall hereinafter be understood as references to the Amended Schedule A.

     Morgan Stanley Dean Witter, through its wholly-owned broker-dealer subsidiary MS & Co., no longer makes a market in the Shares and no longer holds on behalf of customers Shares over which it exercises discretionary authority. The 150,000 Shares of which Morgan Stanley Dean Witter may be deemed to be the beneficial owner constitute the Shares obtainable upon exercise of the Warrants acquired by Princes Gate L.P., the Co-Investment Partnership and the Investors.

   Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

     Morgan Stanley Dean Witter, through its wholly-owned broker-dealer subsidiary MS & Co., no longer makes a market in the Shares and no longer holds on behalf of customers Shares over which it exercises discretionary authority.

     On June 14, 1999, the Company redeemed $30,000,000 in aggregate principal amount of the Notes held by Princes Gate L.P. for a redemption price equal to the outstanding principal amount.

   Item 5.  Interest in Securities of the Company.

     The response set forth in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     As a result of the Company's redemption at par value of $30,000,000 in aggregate principal amount of the Notes:

     (a) Morgan Stanley Dean Witter, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,000 Shares obtainable upon exercise of the Warrants at an exercise price of $5.62 per Share, representing approximately 1.39% of the outstanding Shares (based on the sum of (1) 10,616,382 Shares reported by the Company as outstanding on November 9, 1999 in its report on Form 10-Q for the quarterly period ended October 2, 1999 and (2) 150,000 Shares issuable upon exercise of the Warrants);

     PGI Inc., for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,000 Shares obtainable upon exercise of the Warrants at an exercise price of $5.62 per Share, representing approximately 1.39% of the outstanding Shares (calculated as described above); and

     Princes Gate L.P., for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 112,392 Shares obtainable upon exercise of the Warrants at an exercise price of $5.62 per Share, representing approximately 1.04% of the outstanding Shares (calculated as described above).

     Except as set forth in this Item 5(a), neither the Reporting Persons, nor any other person controlling the Reporting Persons, nor, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

     (b) Because Morgan Stanley Dean Witter, through its wholly-owned broker-dealer subsidiary MS & Co., no longer makes a market in the Shares, Morgan Stanley Dean Witter no longer has sole power to vote and dispose of any Shares. Morgan Stanley Dean Witter has shared power to vote and to dispose of 150,000 Shares obtainable upon exercise of the Warrants as a result of its ownership of PGI Inc.

     PGI Inc. has sole power to vote and to dispose of 26,785 Shares held on behalf of the Investors and shared power to vote and to dispose of 123,215 Shares obtainable upon exercise of the Warrants held by Princes Gate L.P. and the Co-Investment Partnership.

     Princes Gate L.P., acting through its general partner PGI Inc., has shared power to vote and to dispose of 112,392 Shares obtainable upon exercise of the Warrants.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) On June 14, 1999, the Reporting Persons each ceased to be the beneficial owners of more than 5% of the Shares. The Reporting Persons' respective reporting obligations pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2000

                        MORGAN STANLEY DEAN WITTER & CO.


                        By:  /s/ Robert Koppenol
                           -----------------------------------
                            Name:  Robert Koppenol
                            Title: Principal



                        PG INVESTORS, INC.


                        By:  /s/ David Powers
                           -----------------------------------
                            Name:  David Powers
                            Title: Vice President



                        PRINCES GATE INVESTORS, L.P.

                           By:    PG Investors, Inc., as General Partner


                        By:  /s/ David Powers
                           -----------------------------------
                            Name:  David Powers
                            Title: Vice President

                                                             AMENDED SCHEDULE A

                        Directors and Executive Officers
                                       of
                        Morgan Stanley Dean Witter & Co.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter") are set forth below. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley Dean Witter. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                                       Present Principal Occupation Including Name and
     Name and Business Address                                       Address(1) of Employer
-----------------------------------------------  -----------------------------------------------------
Philip Purcell.................................  Chairman and Chief Executive Officer
John J. Mack...................................  President and Chief Operating Officer
Robert P. Bauman...............................  Director
Edward A. Brennan..............................  Director
Daniel B. Burke................................  Director
Laura D'Andrea Tyson...........................  Director
C. Robert Kidder...............................  Director
Charles F. Knight..............................  Director
Miles L. Marsh.................................  Director
Michael A. Miles...............................  Director
Allen E. Murray................................  Director
Clarence B. Rogers, Jr.........................  Director


                                                       Present Principal Occupation Including Name and
     Name and Business Address                                       Address(2) of Employer
-----------------------------------------------  -----------------------------------------------------
Executive Officers
(Who Are Not Directors)
Richard M. DeMartini...........................  International Private Client Group
Kenneth M. deRegt..............................  Institutional Fixed Income
James F. Higgins...............................  Individual Securities
Peter F. Karches...............................  Institutional Securities
Donald G. Kempf, Jr............................  Executive Vice President, Chief Legal Officer,
                                                 General Counsel and Secretary
Mitchell M. Merin..............................  Asset Management
David W. Nelms.................................  Discover Financial Services
Stephan F. Newhouse............................  Institutional Securities
Vikram S. Pandit...............................  Institutional Equities
Joseph R. Perella..............................  Investment Banking
John H. Schaefer...............................  Executive Vice President, Chief Strategic and
                                                 Administrative Officer
Robert G. Scott................................  Executive Vice President and  Chief Financial Officer
Sir David A. Walker(3).........................  Morgan Stanley International Incorporated

--------------
1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.
3. Citizen of the United Kingdom.

                        Directors and Executive Officers

                                       of

                               PG Investors, Inc.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of PG Investors, Inc. ("PGI Inc.") are set forth below. PGI Inc. is the general partner of Princes Gate Investors, L.P. ("Princes Gate L.P."). Princes Gate L.P. has no officers and directors separate from the officers and directors of PGI Inc., its general partner. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter & Co. at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to PGI Inc.. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                                       Present Principal Occupation Including Name and
     Name and Business Address                                       Address(1) of Employer
-----------------------------------------------  -----------------------------------------------------
Directors
Tarek F. Abdel-Meguid..........................  Director
Joseph G. Fogg, III............................  Director
Stephen R. Munger..............................  Director
Gary W. Parr...................................  Director


                                                       Present Principal Occupation Including Name and
     Name and Business Address                                       Address(2) of Employer
-----------------------------------------------  -----------------------------------------------------
Executive Officers
(Who Are Not Directors)
Gian Andrea Botta..............................  President
Debra M. Aaron.................................  Vice President
Pietro Cinquegrana.............................  Vice President
Thomas A. Clayton     .........................  Vice President
Gavin L. MacDonald.............................  Vice President
Louis A. Palladino, Jr. .......................  Vice President
David R. Powers................................  Vice President
Bruce R. Sandberg..............................  Vice President
James M. Wilmott...............................  Vice President
Alexander C. Frank.............................  Treasurer
Martin M. Cohen................................  Secretary
Charlene R. Herzer.............................  Assistant Secretary
Susan M. Krause................................  Assistant Secretary

--------------
1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.


                                      A-2